SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

                        Rule 13e-3 Transaction Statement

                                (Amendment No. 2)

             (Pursuant to Section 13(e) of the Securities Exchange
                     Act of 1934 and Rule 13e-3 thereunder)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
                              (Name of the Issuer)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
                      (Name of Person(s) Filing Statement)

                   9% NONCUMULATIVE PERPETUAL PREFERRED STOCK
                         (Title of Class of Securities)

                                   06652B 30 1
                        --------------------------------
                      (CUSIP Number of Class of Securities)

                                 SAMUEL A. MILNE
                             CHIEF FINANCIAL OFFICER
                        BANKUNITED FINANCIAL CORPORATION
                               255 ALHAMBRA CIRCLE
                           CORAL GABLES, FLORIDA 33134
                                 (305) 569-2000
           -----------------------------------------------------------
           (Name, address and telephone number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:

                             Marsha D. Bilzin, Esq.
                             Stuzin and Camner, P.A.
                           550 Biltmore Way, Suite 700
                           Coral Gables, Florida 33134
                                 (305) 442-4994

         This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A[17 CFR 2140.14a-1 to 240.14b-1], Regulation 14C[17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
Securities Exchange Act of 1934 [amended in Release No. 34-23789, effective January 20, 1987, 51 F. R. 42048.]

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [X] A tender offer.

         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
                             Transaction Valuation*
================================================================================
            TRANSACTION VALUATION                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $11,787,500.00                              $2,357.50
================================================================================
* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 1,150,000 shares at $10.25 per share. Calculation based on the transaction valuation multiplied by one fiftieth of one percent.

[X]   Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,357.50

Form or Registration No.:  Schedule 13E-4

Filing Party:  BankUnited Financial Corporation

Date Filed:  July 16, 1997

         This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated July 16, 1997, as amended by Amendment No. 1 thereto dated August 11, 1997 (as so amended the "Schedule 13E-3"), filed by BankUnited Financial Corporation, a Florida corporation (the "Company"), in connection with the Company's offer to purchase any and all of its outstanding shares of 9% Noncumulative Perpetual Preferred Stock, par value $.01 per share, liquidation preference $10.00 per share (the "Shares") at $10.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were previously filed as Exhibits
(d)(1) and (d)(2) to the Schedule 13E-3, respectively, and incorporated by reference therein. Terms defined in the Schedule 13E-3 and not separately defined herein shall have the meanings specified in the Schedule 13E-3.

         The information set forth in the Issuer Tender Offer Statement on
Schedule 13E-4 which was attached to the Schedule 13E-3 as Exhibit (g)(5) (the "Schedule 13E-4") as amended by Amendment No. 1 to the Schedule 13E-4, which Amendment No. 1 was attached to Amendment No. 1 to the Schedule 13E-3 as Exhibit
(g)(6), and as further amended by Amendment No. 2 to the Schedule 13E-4, which Amendment No. 2 is attached hereto as Exhibit (g)(7), is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Schedule 13E-4, as so amended.

         The following information amends the information previously included in the Schedule 13E-3. This Amendment No. 2 to Schedule 13E-3 also constitutes the final amendment to the Schedule 13E-3 pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended.

ITEM 16. ADDITIONAL INFORMATION

         Item 16 is hereby supplemented and amended by adding the following information thereto:

         The Offer expired at 5:00 New York City time on August 15, 1997. Pursuant to the Offer, the Company acquired 448,583 Shares at a purchase price of $10.25 per share. As stated in Section 1 of the Offer to Purchase, the Company may, in its sole discretion, subsequent to August 29, 1997 (ten business days after the expiration of the Offer), determine to purchase any outstanding Shares through open market purchases, privately negotiated transactions or otherwise, on such terms and at such prices as the Company may determine from time to time.

         A copy of the Company's Press Release dated August 22, 1997 announcing the preliminary results of the Offer is attached hereto as Exhibit (d)(7).

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (d)(8) Form of Press Release issued by the Company dated August 22,
1997.

         (g)(7) Amendment No. 2 to Issuer Tender Offer Statement on Schedule 13E-4.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 28, 1997

                                    /S/ SAMUEL A. MILNE
                                    -------------------------------------------
                                    Name:    Samuel A. Milne
                                    Title:   Executive Vice President and Chief
                                             Financial Officer

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------

(d)(8)         Form of Press Release issued by the Company, dated August 22,
               1997.

(g)(7)         Amendment No. 2 to Issuer Tender Offer Statement on Schedule
               13E-4.